UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

NOCOPI TECHNOLOGIES, INC.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

655213106

(CUSIP Number)

Michael S. Liebowitz

4400 Biscayne Blvd,

Miami, FL 33137,

(917) 592-7979

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 13, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 655213106	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael S. Liebowitz
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,083,150
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,083,150
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,083,150*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.33%**
14.	TYPE OF REPORTING PERSON (see instructions) IN

*	The securities are held directly by MSL 18 HOLDINGS LLC (“Holdings”) and indirectly by Michael S. Liebowitz, who has sole voting and dispositive control of Holdings. This amount has been adjusted to reflect the one-for-ten reverse stock split effected by Nocopi Technologies, Inc. (the “Issuer”) on September 2, 2022, as reported by the Issuer in its Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on August 25, 2022.

**	Percentage calculated based on 9,249,505 shares of common stock, par value $0.01 per share, outstanding as of September 13, 2022.

CUSIP No. 655213106	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Matthew C. Winger
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 62,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 62,000
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,000*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.67%*
14.	TYPE OF REPORTING PERSON (see instructions) IN

*	This amount has been adjusted to reflect the one-for-ten reverse stock split effected the Issuer on September 2, 2022, as reported by the Issuer in its Form 8-K filed with the SEC on August 25, 2022.

**	Percentage calculated based on 9,249,505 shares of common stock, par value $0.01 per share, outstanding as of September 13, 2022.

CUSIP No. 655213106	13D

This Amendment No. 2 to Schedule 13D amends and supplements the statements on the previously filed Schedule 13D, as amended (the “Schedule 13D”), filed by Michael S. Liebowitz and Matthew C. Winger (collectively the “Reporting Persons”). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D, as amended.

Item 3. Source or Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is supplemented and superseded, as the case may be, as follows:

The aggregate purchase price for the shares of Common Stock currently beneficially owned by the Reporting Persons was $5,050,956.39. The source of these funds was the personal funds of each of the Reporting Persons.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is supplemented and superseded, as the case may be, as follows:

This Schedule 13D is being filed to report the acquisition of common stock, par value $0.01 (the “Common Stock”), of Nocopi Technologies, Inc., a Maryland corporation (the “Issuer”) reported in Item 5(c) that resulted in a more than 1 percent change in beneficial ownership. The disclosure regarding the purchases in Item 5(c) below is incorporated herein by reference.

The Reporting Persons hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer’s management, other members of the Board and other investors, which could include items in subparagraphs (a) through (j) of Item 4 Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer (by means of open market purchases, privately negotiated purchases, or otherwise) or to dispose of some or all of the securities of the Issuer under their control.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 655213106	13D

Item 5. Interest in Securities of the Issuer.

(a) and (b)

			Michael S. Liebowitz	Matthew C. Winger
(a)	Amount Beneficially Owned:		3,083,150	62,000
(b)	Percent of Class:		33.33%	0.67%
(c)	Number of Shares to Which Reporting Person Has:
	(i)	Sole Voting Power:	3,083,150	62,000
	(ii)	Shared Voting Power:	0	0
	(iii)	Sole Dispositive Power:	3,083,150	62,000
	(iv)	Shared Dispositive Power:	0	0

The percentages in this paragraph relating to beneficial ownership of shares of Common Stock, based on 9,249,505 shares outstanding as of September 13, 2022.

(c) The following transactions in the Issuer’s Common Stock were effected by the Reporting Persons since the date of the previously filed Schedule 13D. All purchase transactions were effected in the open market directly with a broker-dealer. Except as disclosed herein, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer since the date of the previously filed Schedule 13D.

Name	Date	Number of Shares(1)	Transaction	Price/Share(1)
Michael S. Liebowitz	5/11/2022	97,274	Purchase	0.16
Michael S. Liebowitz	5/12/2022	72,500	Purchase	0.16
Michael S. Liebowitz	5/13/2022	100,570	Purchase	0.16
Matthew C. Winger	5/13/2022	25,000	Purchase	0.16
Michael S. Liebowitz	5/23/2022	8,545,742	Purchase	0.169(2)
Michael S. Liebowitz	5/24/2022	184,700	Purchase	0.159(3)
Michael S. Liebowitz	5/25/2022	445,845	Purchase	0.162(4)
Matthew C. Winger	5/23/2022	25,000	Purchase	0.15
Michael L. Liebowitz	6/1/2022	200	Purchase	0.16
Michael L. Liebowitz	6/1/2022	45,000	Purchase	0.17
Michael L. Liebowitz	6/2/2022	65,333	Purchase	0.16
Michael L. Liebowitz	6/2/2022	35,454	Purchase	0.17
Michael L. Liebowitz	6/8/2022	300	Purchase	0.16
Michael L. Liebowitz	6/9/2022	43,175	Purchase	0.17
Michael L. Liebowitz	9/12/2022	1,250,000	Purchase	1.40

(1)	Transactions consummated prior to September 2, 2022 do not take into effect the one-for-ten reverse stock split effected by the Issuer on September 2, 2022.
(2)	The price reported is a weighted average price. The shares were purchased in multiple transactions at prices ranging from $0.14 to $0.17, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote.
(3)	The price reported is a weighted average price. The shares were purchased in multiple transactions at prices ranging from $0.15 to $0.17, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote.
(4)	The price reported is a weighted average price. The shares were purchased in multiple transactions at prices ranging from $0.16 to $0.17, inclusive. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote.

(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

(e) Not applicable.

CUSIP No. 655213106	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Michael S. Liebowitz

/s/ Thomas R. Martin
Thomas R. Martin, Attorney-in-Fact

September 15, 2022
Date

Matthew C. Winger

/s/ Thomas R. Martin
Thomas M. Martin, Attorney-in-Fact

September 15, 2022
Date